SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            Mueller Industries, Inc.
                            ------------------------
                               (Name of applicant)

                        8285 Tournament Drive, Suite 150
                                Memphis, TN 38125
                    ----------------------------------------
                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                 TO BE QUALIFIED

TITLE OF CLASS                                      AMOUNT
6% Subordinated Debentures due 2014               $320,000,000 maximum aggregate
                                                  principal amount

Approximate date of proposed public offering: November 15, 2004


   Name and address of agent for service:                 With a Copy to:
             William H. Hensley                            Neil Novikoff
Vice President, General Counsel and Secretary       Willkie Farr & Gallagher LLP
          Mueller Industries, Inc.                       787 Seventh Avenue
      8285 Tournament Drive, Suite 150                   New York, NY 10019
              Memphis, TN 38125                            (212) 728-8000
               (901) 753-3200

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

1.   General information. Furnish the following as to the applicant:

     (a) Form of organization. Mueller Industries, Inc. (the "Company") is a corporation.

     (b) State or other sovereign power under the laws of which organized. The Company is organized under the laws of the State of Delaware.

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     On September 2, 2004, the Company announced that it had authorized a dividend of (1) $6.50 in cash and (2) $8.50 in principal amount of the Company's 6% Subordinated Debentures due 2014 (the "Debentures"), per share of the Company's common stock, par value $0.01 per share ("Common Stock"), payable to the holders of record of the Common Stock at the close of business on a record date to be determined, subject to the satisfaction of certain conditions and the occurrence of certain events. The Debentures will be issued pursuant to an Indenture to be dated as of [_______], 2004 (the "Indenture"), between the Company and [____________], as trustee (the "Trustee").

     The Company believes that the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), do not apply to the Company's distribution of the Debentures to its stockholders as a dividend since there will be no "sale" of the Debentures. Section 2(3) of the Securities Act provides that a sale "...shall include every contract of sale or disposition of a security or interest in a security, for value." The Company will be distributing the Debentures to its stockholders on a pro rata basis and no consideration will be given by its stockholders in exchange for the receipt of a Debenture.

                                  AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     (a) Each of the directors and executive officers of the Company may be deemed to be an affiliate of the Company by virtue of his or her position. The following table sets forth, as of August 31, 2004, the number and percentage of shares of Common Stock beneficially owned by each of the Company's directors and executive officers (calculated based on 36,003,353 shares outstanding on August 31, 2004).

                                                           Common Stock Beneficially
                                                                  Owned as of                  Percent of
        Name                         Title                      August 31, 2004                   Class
        ----                         -----                 --------------------------          ----------
Gennaro J. Fulvio (1)         Director                             6,000                             *

Gary S. Gladstein (2)         Director                             23,400                            *

Terry Hermanson (3)           Director                             5,000                             *

Robert B. Hodes (4)           Director                             29,500                            *

Harvey L. Karp                Chairman of the Board                1,041,886                       2.89%

William D. O'Hagan (5)        Chief Executive Officer;             908,136                         2.52%
                              President; Director

Michael O. Fifer (6)          Executive Vice President             4,000                             *

Roy C. Harris (7)             Chief Information Officer            68,116                            *

William H. Hensley (8)        General Counsel; Vice President;     3,908                             *
                              Secretary

Kent A. McKee (9)             Chief Financial Officer; Vice        96,610                            *
                              President

Lee R. Nyman (10)             Senior Vice President -              68,610                            *
                              Manufacturing/Engineering

James H. Rourke (11)          President-Industrial Products        120,133                           *
                              Division; General Manager-Rod

----------------------

*    Less than 1%

(1) The number of shares of Common Stock beneficially owned by Mr. Fulvio includes 6,000 shares of Common Stock which are subject to currently exercisable stock options.

(2) The number of shares of Common Stock beneficially owned by Mr. Gladstein includes 8,000 shares of Common Stock which are subject to currently exercisable stock options.

(3) The number of shares of Common Stock beneficially owned by Mr. Hermanson includes 4,000 shares of Common Stock which are subject to currently exercisable stock options.

(4) The number of shares of Common Stock beneficially owned by Mr. Hodes includes (i) 2,200 shares of Common Stock owned by Mr. Hodes' children (as to which Mr. Hodes disclaims beneficial ownership) and (ii) 10,000 shares of Common Stock which are subject to currently exercisable stock options.

(5) The number of shares of Common Stock beneficially owned by Mr. O'Hagan includes (i) 660,000 shares of Common Stock which are subject to currently exercisable stock options, (ii) 28,136 shares of Common Stock owned by Mr. O'Hagan's spouse, (iii) 191,162 shares of Common Stock held in a property trust, with Mr. O'Hagan's daughter as trustee, and (iv) 28,838 shares of Common Stock owned by a family partnership of which Mr. O'Hagan is a general partner and in which Mr. O'Hagan or his spouse hold a 99% interest. Mr. O'Hagan disclaims beneficial ownership of the 28,136 shares of Common Stock owned by his spouse and of the 191,162 shares held in trust.

(6) The number of shares of Common Stock beneficially owned by Mr. Fifer includes 4,000 shares of Common Stock which are subject to currently exercisable stock options.

(7) The number of shares of Common Stock beneficially owned by Mr. Harris includes 56,500 shares of Common Stock which are subject to currently exercisable stock options.

(8) The number of shares of Common Stock beneficially owned by Mr. Hensley includes 1,470 shares of Common Stock owned by one of Mr. Hensley's children.

(9) The number of shares of Common Stock beneficially owned by Mr. McKee includes 51,000 shares of Common Stock which are subject to currently exercisable stock options.

(10) The number of shares of Common Stock beneficially owned by Mr. Nyman includes 52,600 shares of Common Stock which are subject to currently exercisable stock options.

(11) The number of shares of Common Stock beneficially owned by Mr. Rourke includes 74,000 shares of Common Stock which are subject to currently exercisable stock options.

     (b) A list of the Company's affiliates that are subsidiaries of the Company is set forth on Annex I.

                             MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The names and offices of all current directors and executive officers of the Company are set forth in the table in Section 3(a) above. The address for each director and executive officer of the Company is c/o Mueller Industries, Inc., 8285 Tournament Drive, Suite 150, Memphis, TN 38125.

5. Principal owners of voting securities. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

     To the Company's knowledge, as of August 31, 2004, no person owned more than ten percent of the Company's voting securities.

                                  UNDERWRITERS
                                  ------------

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) No person has acted as underwriter for the Company's securities in the last three years.

     (b)  Not applicable.

                               CAPITAL SECURITIES
                               ------------------

7.   Capitalization.

     (a) Furnish the following information as to each authorized class of securities of the applicant.

                              As of August 31, 2004
                              ---------------------

                                             Amount                    Amount
     Title of Class                        Authorized                Outstanding
     --------------                        ----------                -----------
     Common Stock, par value $0.01         100,000,000               36,003,353
     per share

     Preferred Stock, par value             4,985,000                     0
     $1.00 per share

     Series A Junior participating           15,000                       0
     Preferred Stock, par value
     $1.00 per share

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     Common Stock. The holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting.

     Preferred Stock. The Board of Directors of the Company is authorized to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, as may be determined by the Board of Directors; provided that the Company may not issue non-voting equity securities.

     Series A Junior Participating Preferred Stock. Each share of the Company's Series A Junior Participating Preferred Stock entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, as adjusted for stock splits, stock dividends, combinations and the like. The holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock vote together as one class on all matters submitted to a vote of stockholders of the Company, except as set forth below or as required by law.

     If at any time dividends on any Series A Junior Participating Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (a "default period") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Series A Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two directors of the Company. During any default period, such voting right of the holders of Series A Junior Participating Preferred Stock may be exercised initially at a special meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of directors shall be exercised unless the holders of ten percent 10% in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two directors or, if such right is exercised at an annual meeting, to elect two directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect directors in any default period and during the continuance of such period, the number of directors shall not be increased or decreased except by vote of the holders of Preferred Stock or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Junior Participating Preferred Stock.

     Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the

President, a Vice-President or the Secretary of the Company. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Company. Such meeting is required to be called for a time not earlier than twenty days and not later than sixty days after such order or request or in default of the calling of such meeting within sixty days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent of the total number of shares of Preferred Stock outstanding. No such special meeting shall be called during the period within sixty days immediately preceding the date fixed for the next annual meeting of the stockholders.

     In any default period, the holders of Common Stock, and other classes of stock of the Company if applicable, shall continue to be entitled to elect the whole number of directors until the holders of Preferred Stock shall have exercised their right to elect two directors voting as a class, after the exercise of which right (x) the directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may be filled by vote of a majority of the remaining directors theretofore elected by the holders of the class of stock which elected the director whose office shall have become vacant.

     Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect directors shall cease, (y) the term of any directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of directors shall be such number as may be provided for in the certificate of incorporation or by-laws irrespective of any increase made pursuant to the special voting rights of the holders of Preferred Stock as described above. Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining directors.

                              INDENTURE SECURITIES
                              --------------------

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939 (the "1939 Act").

     The Debentures will be issued under an indenture to be dated as of [________], 2004 (the "Indenture") and entered into by the Company and [____________], as Trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined have the meanings assigned to them in the Indenture.

     (a) Events of Default. The term "Event of Default" with respect to the Debentures includes any of the following events:

          (i) default for 30 days in the payment of interest on the Debentures (whether or not prohibited by the subordination provisions of the Indenture);

          (ii) default in payment of the principal of the Debentures when due (whether or not prohibited by the subordination provisions of the Indenture);

          (iii) failure by the Company for 60 days after notice from the Trustee or the holders of at least 25% of the outstanding aggregate principal amount of the Debentures to comply with any of its other agreements in the Indenture or the Debentures; or

          (iv) certain events of bankruptcy or insolvency relating to the Company as specified in the Indenture.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default that is continuing and known to the Trustee, give all holders of Debentures notice of such default, provided, that, except in the case of default in payment of principal of or interest on the Debentures, the Trustee may withhold notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debentures.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Debentures then outstanding may declare all the Debentures to be due and payable immediately. If the Event of Default is an event of bankruptcy as described in (iv) above, all outstanding Debentures will become due and payable without further action or notice.

     A declaration of acceleration may be rescinded by the holders of a majority in aggregate principal amount of then outstanding Debentures if (a) the Company has paid or deposited with the Trustee cash sufficient to pay all principal and accrued interest on the Debentures and all fees and expenses of the Trustee, and
(b) all Events of Default, other than the non-payment of the principal and interest on the Debentures that have become due solely by such declaration of acceleration, have been cured or waived.

     (b) Authentication and Delivery of the Debentures; Application of Proceeds.

     The Debentures to be issued under the Indenture, in aggregate principal amount of up to $320 million, may from time to time be executed on behalf of the Company by its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Company's order and the Indenture. Each Debenture shall be dated the date of its authentication, and no Debenture shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Debenture has been duly authenticated under the Indenture. The Debentures shall be in denominations of $1,000 and integral multiples thereof.

     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Debentures. Unless otherwise provided in the appointment, an authenticating agent may authenticate Debentures whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an agent to deal with the Company, any affiliate of the Company, or any of their respective subsidiaries.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Debentures because the Debentures will be issued as a dividend to the holders of the Company's Common Stock.

     (c) Satisfaction and Discharge of the Indenture.

     The Company may terminate its obligations under the Indenture when (i) all outstanding Debentures that have been authenticated and issued have been delivered (other than destroyed, lost or stolen Debentures that have been replaced or paid) to the Trustee for cancellation, (ii) the Company has paid all sums payable by the Company under the Indenture and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that the foregoing conditions precedent have been complied with

          (e) Evidence of Compliance with Conditions and Covenants.

          So long as any of the Debentures are outstanding, the Indenture requires that the Company will deliver to the Trustee:

     (i) within 90 days after the end of each fiscal year, a certificate signed by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company, complying with Section 314(a)(4) of the Trust Indenture Act of 1939 and stating that a review of the activities of the Company during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each officer signing such certificate, whether or not the signer knows of any failure by the Company to comply with any conditions or covenants in the Indenture (determined without regard to any period of grace or requirement of notice) and, if such signer does know of such a failure to comply, the certificate shall describe such failure with particularity. The officers' certificate shall also notify the Trustee should the relevant fiscal year end on any date other than the current fiscal year end date; and

     (ii) promptly upon becoming aware of any Default, Event of Default or fact which would prohibit the making of any payment to or by the Trustee in respect of the Debentures, an officers' certificate specifying such Default, Event of Default or fact and what action the Company is taking or proposes to take with respect thereto. The Trustee shall not be deemed to have knowledge of any Default, any Event of Default or any such fact unless one of its Trust Officers receives notice thereof from the Company or any of the holders of the Debentures.

9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     None.

     Contents of application for qualification. This application for qualification comprises:

(a)  Pages numbered 1 to 10, consecutively (and Annex I and an Exhibit
     Index).

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

          The statement of eligibility and qualification on Form T-1 of the Trustee will be filed subsequently with the Securities and Exchange Commission.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

     Exhibit Number    Description
     --------------    -----------

     Exhibit T3A(1)    Certificate of Incorporation of the Company, as amended.

     Exhibit T3B(1)    Bylaws of the Company, as amended.

     Exhibit T3C       Form of Indenture to be qualified.

     Exhibit T3F       Cross-reference sheet showing the location in the
                       Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mueller Industries, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Memphis, and State of Tennessee, on the 3rd day of September, 2004.


                                        MUELLER INDUSTRIES, INC.

                                        By: /s/ Kent A. McKee
                                            ------------------------------
                                            Name:   Kent A. McKee
                                            Title:  Vice President and Chief
                                                    Financial Officer


Attest: /s/ Richard W. Corman
        ---------------------------
        Name:   Richard W. Corman
        Title:  Controller

                                     ANNEX I

                                  SUBSIDIARIES

     Each entity listed below is a wholly owned subsidiary of the Company, unless otherwise indicated. The names of indirectly owned subsidiaries are indented and listed under their direct-parent entity, and are wholly owned by their direct-parent entity unless otherwise indicated. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated.

                                                                           State or Country of
                                  Subsidiary                                 Incorporation
                                  ----------                               -------------------
Mueller Brass Co. (Assumed name: Mueller Brass Products)                        Michigan

     Mueller Industrial Realty Co.                                              Michigan

     Itawamba Industrial Gas Company, Inc.                                      Mississippi

     Streamline Copper & Brass Ltd.                                             Canada

     Mueller Plastics Holding Company, Inc.                                     Ohio

         Mueller Plastics Corporation, Inc.                                     Delaware

         MPC Foundry, Inc.                                                      Delaware

         MPC Machine Shop, Inc.                                                 Delaware

     Mueller Brass Forging Company, Inc.                                        Delaware

     Mueller Copper Fittings Company, Inc.                                      Delaware

         Mueller Fittings Company, Inc.                                         Michigan

     Mueller Copper Tube Company, Inc.                                          Delaware

     Mueller East, Inc.                                                         Delaware

     Mueller Formed Tube Company, Inc.                                          Delaware

     Mueller Impacts Company, Inc.                                              Delaware

     Mueller Line Set Inc.                                                      Delaware

     Mueller Press Company, Inc.                                                Mississippi

     Mueller Refrigeration Products Company, Inc.                               Delaware



         Mueller Refrigeration Company, Inc.                                    Michigan

              Mueller LBHC, Inc.                                                Delaware

                  Lincoln Brass Works, Inc. (Assumed Name: Mueller Gas          Michigan
                  Products)

                       Overstreet-Hughes, Co., Inc.                             Tennessee

     Mueller Refrigeration Holding Co., Inc.                                    Delaware

     Mueller Streamline Co.                                                     Delaware

         Precision Tube Company, Inc.                                           Pennsylvania

     Mueller Tool and Machine, Inc.                                             Delaware

     Mueller Casting Company, Inc.                                              Delaware

     Micro Gauge, Inc.                                                          Michigan

     Microgauge Machining, Inc.                                                 Michigan

     Propipe Technologies, Inc. (Assumed name: Mueller Gas Products)            Ohio

WTC Holding Company, Inc.                                                       Michigan

     Mueller Europe, Ltd.                                                       United Kingdom

          Vemco Brasscapri Limited                                              United Kingdom

              Brasscapri Limited                                                United Kingdom

              Primaflow Limited                                                 United Kingdom

DENO Investment Company, Inc.                                                   Michigan

     Mueller de Mexico S.A. de C.V. (1)                                         Mexico

DENO Holding Company, Inc.                                                      Michigan

     DENO Acquisition                                                           France

          Mueller Europe, S.A. (2)                                              France

B & K Industries, Inc.                                                          Illinois

Mueller Copper Tube Products, Inc.                                              Delaware



Mueller Streamline FSC Ltd.                                                     Virgin Islands

Arava Natural Resources Company, Inc.                                           Delaware

     United States Fuel Company                                                 Nevada

          King Coal Company                                                     Utah

     Canco Oil & Gas Ltd.                                                       Alberta, Canada

          Aegis Oil & Gas Leasing Ltd.                                          Alberta, Canada

     Bayard Mining Corporation                                                  Delaware

     Washington Mining Company                                                  Maine

     Amwest Exploration Company                                                 Delaware

          USSRAM Exploration Company                                            Maine

          Richmond-Eureka Mining Company (81%)                                  Maine

              Ruby Hill Mining Company (75%)                                    Nevada

          White Knob Mining Company                                             Idaho

          Arava Exploration Company                                             Colorado

          Summit Systems, Inc.                                                  Delaware

          Kennet Company Limited                                                Bermuda

     Mining Remedial Recover Company                                            Delaware

          Carpentertown Coal & Coke Company                                     Pennsylvania

          USS Lead Refinery, Inc.                                               Maine

          Leon Water Enterprises, Inc. (50%)                                    Texas

Macomber Construction Company                                                   Ohio

Macomber Incorporated                                                           Ohio

Macomber Building Land Corporation                                              Delaware

DENO Investment Company II, Inc.                                                Michigan

MII Financial Corporation                                                       Michigan



*    All subsidiaries are 100% owned, except as shown.

(1)  Owned by DENO Investment Company, Inc. (99.8%) and Mueller Streamline Co.
     (.2%).

(2) On March 3, 2003, Mueller Europe S.A. filed a petition for liquidation with the Commercial Court of Provins Province, France and, on March 4, the Court declared the entity to be in liquidation. Less than 1% owned by non-affiliated individuals.

                                 EXHIBIT INDEX


          EXHIBIT        DESCRIPTION
          -------        -----------
          NUMBER
          ------

          Exhibit        Certificate of Incorporation of the Company, as
          T3A(1)         amended.

          Exhibit        Bylaws of the Company, as amended.
          T3B(1)

          Exhibit        Form of Indenture to be qualified.
          T3C

          Exhibit        Cross-reference sheet showing the location in the
          T3F            provisions inserted therein pursuant to Sections 310
                         through 318(a), inclusive of the Act.